UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.

(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.

(Translation of registrant’s name into English)

AV. BEGONIAS NO. 415, 19TH FLOOR,
SAN ISIDRO, LIMA, PERU
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Buenaventura Announces

Third Quarter and Nine-month 2025 Results

Lima, Peru, October 30, 2025 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q25) and nine-month period ended September 30, 2025 (9M25). All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter and Nine-Month 2025 Highlights:

•	Buenaventura's 3Q25 consolidated silver production decreased by 3% YoY due to lower production at Uchucchacua and Yumpag, partially offset by increased production at El Brocal and Julcani. Gold production decreased by 21% YoY due to decreased output at Orcopampa and Tambomayo. Copper production decreased by 24% YoY. In 3Q24, all stockpiled ore was processed from El Brocal’s 2Q24 voluntary temporary processing plant suspension.
•	3Q25 EBITDA from direct operations was US$ 202.1 million, compared to US$ 136.5 million reported in 3Q24 which excluded the sale of Chaupiloma Royalty Company. 9M25 EBITDA from direct operations reached US$ 458.5 million, compared to US$ 338.2 million reported in 9M24, which excluded the sale of Chaupiloma Royalty Company.
•	3Q25 net income reached US$ 179.0 million, compared to US$ 244.4 million for the same period in 2024, which included the sale of Chaupiloma Royalty Company. 9M25 net income was US$ 424.2 million, compared to US$ 385.9 million in net income for the 9M24, which included the sale of Chaupiloma Royalty Company.
•	3Q25 CAPEX related to San Gabriel was US$ 92.3 million, allocated to completing the processing plant’s construction to enable the commencement of commercial production in 4Q25.
•	Buenaventura's cash position reached US$ 485.7 million by quarter’s end, September 30, 2025, while net debt amounted to US$ 224.9 million, resulting in a Leverage Ratio of 0.41x.
•	On September 5, 2025, the Peruvian Ministry of Energy and Mines granted Coimolache a new operating permit authorizing fresh ore placement on a new level of Tantahuatay’s leach platform and on additional adjacent surface areas. This milestone marks the initiation of full-capacity production at both the mine and the leach pad.
•	Buenaventura’s Board of Directors has approved a dividend payment of US$ 0.1446 per share/ADS.

Financial Highlights (in millions of US$, excluding EPS):

	3Q25	3Q24	Var %	9M25	9M24	Var %
Total Revenues	431.0	331.1	30%	1,108.2	855.0	30%
Operating Income	154.3	286.4	-46%	336.1	399.9	-16%
EBITDA Direct Operations (1)	202.1	136.5	48%	458.5	338.2	36%
EBITDA Including Affiliates	345.5	242.1	43%	837.3	664.7	26%
Net Income (2)	167.1	236.9	-29%	398.5	369.1	8%
EPS (3)	0.66	0.93	-29%	1.57	1.45	8%

(1)	Does not include US$ 208.9 million from the sale of Chaupiloma Royalty Company in 3Q24.
(2)	Net Income attributable to owners of the parent.
(3)	As of September 30, 2025, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

CAPEX

3Q25 capital expenditures were US$ 133.1 million, compared to US$ 98.0 million for the same period in 2024. CAPEX for the quarter includes US$ 92.3 million for the San Gabriel Project, US$ 8.7 million for the Trapiche Project, and US$ 32.1 million in sustaining capex. 9M25 capital expenditures reached US$ 275.9 million, compared to US$ 240.1 million in 9M24.

Operating Revenues

3Q25 net sales reached US$ 431.0 million, compared to US$ 331.1 million in 3Q24. Increased net sales were driven by higher gold, silver, and copper prices during the quarter, as well as an increase in silver volume sold compared to 3Q24.

Additionally, Buenaventura commercialized 2,289 MT of Cerro Verde’s contained copper, resulting in approximately US$24.7 million in net revenue.

The Company recorded a positive US$ 18.0 million provisional price adjustment for 3Q25. This is comprised of a US$ 6.5 million increase in fair value of accounts receivables and a US$ 11.5 million increase in adjustments to prior period liquidations in 3Q25. This compares to a negative US$ 1.0 million adjustment for the 3Q24.

Operating Highlights	3Q25	3Q24	Var %	9M25	9M24	Var %
Net Sales (millions of US$)	431.0	331.1	30%	1,108.2	855.0	30%
Average Gold Price (US$/oz.) Direct Operations(1) (2)	3,594	2,514	43%	3,287	2,323	41%
Average Gold Price (US$/oz.) incl Associated(2) (3)	3,580	2,517	42%	3,284	2,312	42%
Average Silver Price (US$/oz.)(1) (2)	40.81	29.92	36%	36.08	28.14	28%
Average Lead Price (US$/MT)(1) (2)	1,903	2,082	-9%	1,892	2,078	-9%
Average Zinc Price (US$/MT)(1) (2)	2,811	2,883	-2%	2,710	2,618	4%
Average Copper Price (US$/MT)(1) (2)	9,989	9,391	6%	9,632	9,124	6%

Volume Sold	3Q25	3Q24	Var %	9M25	9M24	Var %
Gold Oz Direct Operations(1)	28,038	35,345	-21%	78,661	100,151	-21%
Gold Oz incl. Associated(3)	33,424	38,733	-14%	94,018	115,598	-19%
Silver Oz(1)	4,121,632	3,875,123	6%	11,110,268	10,676,849	4%
Lead MT(1)	4,586	4,455	3%	12,341	13,129	-6%
Zinc MT(1)	5,973	5,995	0%	17,266	18,417	-6%
Copper MT(1)	14,223	15,622	-9%	42,481	39,883	7%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal and 100% of Buenaventura Trading.
(2)	Realized prices include both provisional sales and final adjustments for price changes.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 100% of Buenaventura Trading and 40.094% of Coimolache.

Production and Operating Costs

Buenaventura’s 3Q25 equity gold production was 34,950 ounces, compared to 39,690 ounces produced in 3Q24. This decrease was primarily due to decreased production at Orcopampa and Tambomayo, which was partially offset by increased production at Coimolache. 3Q25 silver production was 4,041,451 ounces, compared to 4,228,250 ounces produced in 3Q24. This decrease was primarily due to lower production at Uchucchacua and Yumpag, partially offset by increased production at El Brocal and Julcani. 3Q25 lead production was 4,944 MT, compared to 4,953 MT produced in 3Q24. 3Q25 zinc production was 7,036 MT, compared to 7,374 MT produced in 3Q24. The Company’s 3Q25 equity copper production was 28,159 MT, compared to 32,352 MT produced in 3Q24, due to decreased production at El Brocal and Cerro Verde.

Equity Production	3Q25	3Q24	Var %	9M25	9M24	Var %
Gold Oz Direct Operations(1)	28,953	36,335	-20%	80,277	102,637	-22%
Gold Oz including Associated Companies(2)	34,950	39,690	-12%	96,896	118,095	-18%
Silver Oz(1)	4,041,451	4,228,250	-4%	10,964,140	10,859,769	1%
Lead MT(1)	4,944	4,953	0%	13,191	14,523	-9%
Zinc MT(1)	7,036	7,374	-5%	20,585	21,774	-5%
Copper MT Direct Operations(1)	7,902	10,444	-24%	23,597	26,388	-11%
Copper MT including Associated Companies(3)	28,159	32,352	-13%	81,730	90,009	-9%

Consolidated Production	3Q25	3Q24	Var %	9M25	9M24	Var %
Gold Oz(4)	30,894	38,909	-21%	86,155	109,321	-21%
Silver Oz(4)	4,278,658	4,427,457	-3%	11,520,791	11,516,207	0%
Lead Pb(4)	4,988	4,953	1%	13,235	14,523	-9%
Zinc MT(4)	7,065	7,374	-4%	20,615	22,540	-9%
Copper MT(4)	12,770	16,912	-24%	38,162	42,716	-11%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 100% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 100% of La Zanja, 61.43% of El Brocal and 40.094% of Coimolache.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of El Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Tambomayo (100% owned by Buenaventura)

Production
		3Q25	3Q24	Var %	9M25	9M24	Var %
Gold	Oz	4,954	8,015	-38%	10,973	26,072	-58%
Silver	Oz	380,818	434,054	-12%	733,392	1,143,490	-36%

Cost Applicable to Sales
		3Q25	3Q24	Var %	9M25	9M24	Var %
Gold	US$/Oz	2,762	1,469	88%	2,822	1,430	97%

Tambomayo 3Q25 gold production decreased by 38% year on year and silver production decreased by 12% year on year primarily due to decreased ore volumes processed during the quarter. Gold and silver production was in line with expectations, as high-grade oxide ore processing successfully began, as was reported in 2Q25.

Cost Applicable to Sales (CAS) increased to 2,762 US$/Oz in 3Q25 from 1,469 US$/Oz in 3Q24 primarily due to lower sales volumes.

Orcopampa (100% owned by Buenaventura)

Production
		3Q25	3Q24	Var %	9M25	9M24	Var %
Gold	Oz	13,314	17,831	-25%	39,878	54,426	-27%
Silver	Oz	3,827	6,891	-44%	15,462	22,857	-32%

Cost Applicable to Sales
		3Q25	3Q24	Var %	9M25	9M24	Var %
Gold	US$/Oz	1,508	1,242	21%	1,544	1,167	32%

3Q25 gold and silver production at Orcopampa decreased by 25% and 44% year on year, respectively, primarily due to decreased ore volumes processed during the quarter, consistent with the 2025 planned mining sequence. CAS increased to 1,508 US$/Oz in 3Q25 compared to 1,242 US$/Oz in 3Q24 due to decreased volume sold.

Coimolache (40.09% owned by Buenaventura)

Production
		3Q25	3Q24	Var %	9M25	9M24	Var %
Gold	Oz	14,958	8,368	79%	41,450	38,554	8%
Silver	Oz	68,362	38,705	77%	236,850	178,341	33%

Cost Applicable to Sales
		3Q25	3Q24	Var %	9M25	9M24	Var %
Gold	US$/Oz	1,420	2,142	-34%	1,411	1,512	-7%

Coimolache 3Q25 gold and silver production increased by 79% and 77% year on year, respectively, primarily due to an increase in ore volumes processed during the quarter following the initiation of full-capacity operations at the mine and leach pad in early September 2025. This result exceeded expectations as the permit was originally anticipated by late September. CAS decreased to 1,420 US$/Oz in 3Q25 from 2,142 US$/Oz in 3Q24, mainly due to the increased volume sold resulting from higher production.

Uchucchacua & Yumpag (100% owned by Buenaventura)

Production
		3Q25	3Q24	Var %	9M25	9M24	Var %
Silver - Uchucchacua	Oz	585,095	608,412	-4%	1,548,887	1,524,944	2%
Silver - Yumpag	Oz	2,312,100	2,591,227	-11%	6,742,691	6,017,839	12%
Zinc	MT	6,395	6,153	4%	18,539	16,521	12%
Lead	MT	4,055	3,865	5%	10,752	10,812	-1%

Cost Applicable to Sales
		3Q25	3Q24	Var %	9M25	9M24	Var %
Silver	US$/Oz	14.95	14.19	5%	14.25	12.66	13%

Uchucchacua’s 3Q25 silver production decreased by 4% year on year, in line with expectations. Zinc and lead production increased by 4% and 5% year on year, respectively. These results reflect the revised mine plan the Company implemented in 2Q25. Mining activities during 3Q25 remained focused on polymetallic stopes, a strategic decision that supports ongoing water pumping and ancillary works but which shifts targeted mining to polymetallic stopes, from the prior target of mining bottom-level stopes with higher silver content. Water pumping activities were completed during 3Q25, and ancillary works are expected to conclude in 4Q25. This enables the team to begin to backfilling the mine’s bottom zones with tailings slurry during 4Q25, and access to higher silver-grade areas will be achievable in 2026 as part of the full year mine plan. This process is intended to reduce voids in previously mined areas at the bottom of the mine, enhancing their structural stability and conditioning nearby zones for future operations. These works are expected to be completed by 2Q26.

Yumpag’s 3Q25 silver production decreased by 11% year on year, due to a decrease in ore volumes processed during the quarter and lower silver grades. However, production exceeded 3Q25 projections, reflecting the successful implementation of the new Over-Drift-Fill (ODF) mining method introduced in 2Q25. The ODF method enables higher ore recovery and improved selectivity, while reducing surface subsidence and the generation of surface tailings.

3Q25 silver CAS increased to 14.95 US$/Oz, from 14.19 US$/Oz, primarily due to higher cost of sales related to the treatment of increased ore volumes with lower grades, and higher selling expenses, partially offset by an increase in volume sold.

Julcani (100% owned by Buenaventura)

Production
		3Q25	3Q24	Var %	9M23	9M24	Var %
Silver	Oz	366,120	261,492	40%	1,005,561	1,090,232	-8%

Cost Applicable to Sales
		3Q25	3Q24	Var %	9M25	9M24	Var %
Silver	US$/Oz	24.61	35.34	-30%	24.51	27.10	-10%

3Q25 silver production at Julcani increased by 40% year on year, which was below expectations, primarily due to the transition to mining zones richer in gold and copper. 3Q25 gold production increased by 72% year on year. CAS decreased to 24.61 US$/Oz in 3Q25 from 24.51 US$/Oz in 3Q24, primarily due to the increased volume sold resulting from increased production.

El Brocal (61.43% owned by Buenaventura)

Production
		3Q25	3Q24	Var %	9M25	9M24	Var %
Copper	MT	12,621	16,769	-25%	37,763	42,334	-11%
Silver	Oz	615,004	516,480	19%	1,443,222	1,701,940	-15%

Cost Applicable to Sales
		3Q25	3Q24	Var %	9M25	9M24	Var %
Copper	US$/MT	6,074	6,054	0%	6,299	6,041	4%

El Brocal's 3Q25 copper production decreased by 25% year on year. In 3Q24, all stockpiled ore was processed from El Brocal’s 2Q24 voluntary temporary processing plant suspension. 3Q25 silver production increased by 19% year on year, reflecting the Company’s short-term strategy of prioritizing the processing of stockpiles with high precious metals content. During the quarter, the Company processed lead-silver ore previously classified as low grade, which was re-evaluated based on current market conditions and incorporated into the production plan. This material had significant silver content and copper ore throughput was therefore reduced, resulting in a slight decrease in copper production volumes for the quarter.

3Q25 copper CAS was consistent with 3Q24, primarily reflecting cost reductions proportional to lower sales volumes.

Share in Associated Companies

Buenaventura’s share in associated companies was US$ 63.5 million in 3Q25, compared with US$ 49.8 million in 3Q24, comprised of:

Share in the Result of Associates (in millions of US$)	3Q25	3Q24	Var %	9M25	9M24	Var %
Cerro Verde	63.5	49.8	28%	166.8	147.2	13%
Coimolache	8.0	-0.7	N.A.	19.9	3.4	483%
Other minor	-0.3	-0.4	N.A.	0.3	-0.5	N.A.
Total	71.1	48.7	46%	187.1	150.2	25%

Cerro Verde (19.58% owned by Buenaventura)

3Q25 copper production at Cerro Verde was 103,457 MT, 20,257 MT of which is attributable to Buenaventura; a 7.5% decrease as compared to 111,891 MT produced in 3Q24, 21,908 MT of which was attributable to Buenaventura.

Cerro Verde reported net income of US$ 323.9 million in 3Q25, compared to US$ 253.6 million in 3Q24. This year on year increase was primarily driven by a US$ 138.2 million increase in sales, attributed to higher realized copper and molybdenum prices. This was partially offset by a US$ 38.3 million increase in income tax expense and a US$20.8 million increase in cost of sales, primarily due to higher stripping cost depreciation.

Cerro Verde 3Q24 capital expenditure was US$ 104.5 million.

Coimolache (40.09% owned by Buenaventura)

Coimolache reported a US$ 20.5 million net income in 3Q25, compared to a US$ 2.0 million net loss in 3Q24.

San Gabriel Project

3Q25 capital expenditures related to San Gabriel were US$ 92.3 million. Throughout the quarter, Buenaventura prioritized the completion of the processing plant’s construction to enable the commencement of commercial production in 4Q25. Targeted production initiation for the 4Q25 therefore remains unchanged, subject to final permitting and required approvals.

Crushing, grinding and leaching tanks commissioning C1/C2 nearly completed. C3/C4 commissioning is scheduled for completion in 4Q25. Mine development has been finalized, and mining preparation activities have commenced using Buenaventura’s mine fleet.

Item	Description	Cumulative Progress as of:
		4Q24	1Q25	2Q25	3Q25
1	Engineering	100%	100%	100%	100%
2	Procurement	100%	100%	100%	100%
3	Construction	63%	75%	86%	95%
4	Commissioning	3%	10%	24%	65%
	Total	71%	79%	88%	96%

***

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Julcani*, Tambomayo*, La Zanja*, El Brocal and Coimolache).

The Company owns 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc. and Sumitomo Corporation).

For a printed version of the Company’s 2023 Form 20-F, please contact the investor relations contacts on page 1 of this report or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

APPENDIX 1

Equity Participation in Subsidiaries and Associates (as of September 30, 2025)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	100.00	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A**	40.09	Tantahuatay
Sociedad Minera Cerro Verde S.A.A**	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant
Buenaventura Trading SAS*	100.00	Trading

(*) Consolidated

(**) Equity Accounting

APPENDIX 2

Gold Production			15			18
Mining Unit	Operating Results	Unit	3Q25	3Q24	△%	9M25	9M24	△ %
Underground
Tambomayo	Ore Milled	DMT	118,484	146,457	-19%	274,715	427,016	-36%
	Ore Grade	Gr/MT	1.72	2.04	-15%	1.60	2.23	-28%
	Recovery Rate	%	75.58	83.61	-10%	77.89	85.29	-9%
	Ounces Produced	Oz	4,954	8,015	-38%	10,973	26,072	-58%
Orcopampa	Ore Milled	DMT	52,256	101,685	-49%	166,809	249,813	-33%
	Ore Grade	Gr/MT	8.44	5.87	44%	7.86	7.20	9%
	Recovery Rate	%	93.84	92.84	1%	94.61	94.09	1%
	Ounces Produced*	Oz	13,314	17,831	-25%	39,878	54,426	-27%
Marcapunta	Ore Milled	DMT	976,139	1,223,279	-20%	3,023,547	2,963,932	2%
	Ore Grade	Gr/MT	0.57	0.58	-2%	0.56	0.68	-16%
	Recovery Rate	%	28.03	29.08	-4%	27.76	26.66	4%
	Ounces Produced*	Oz	5,032	6,673	-25%	15,240	17,165	-11%
Julcani Pb - Ag	Ounces Produced	Oz	205	55	269%	446	254	76%
Julcani Cu - Au	Ounces Produced	Oz	2,248	1,372	64%	5,970	2,585	131%
Open Pit
La Zanja	Ounces Produced	Oz	5,143	4,963	4%	13,648	8,655	58%
Tajo Norte Cu - Ag	Ounces Produced	Oz	-	-	N.A.	-	164	N.A.
Coimolache	Ounces Produced	Oz	14,958	8,368	79%	41,450	38,554	8%

Silver Production
Mining Unit	Operating Results	Unit	3Q25	3Q24	△%	9M25	9M24	△ %
Underground
Tambomayo	Ore Milled	DMT	118,484	146,457	-19%	274,715	427,016	-36%
	Ore Grade	Oz/MT	3.80	3.34	14%	3.14	3.01	4%
	Recovery Rate	%	84.66	88.65	-5%	85.02	88.84	-4%
	Ounces Produced	Oz	380,818	434,054	-12%	733,392	1,143,490	-36%
Orcopampa	Ore Milled	DMT	52,256	101,685	-49%	166,809	249,813	-33%
	Ore Grade	Oz/MT	0.11	0.12	-13%	0.13	0.15	-9%
	Recovery Rate	%	69.03	55.52	24%	69.76	62.71	11%
	Ounces Produced	Oz	3,827	6,891	-44%	15,462	22,857	-32%
Uchucchacua	Ore Milled	DMT	159,153	138,469	15%	461,238	351,929	31%
	Ore Grade	Oz/MT	4.57	5.39	-15%	4.22	5.25	-20%
	Recovery Rate	%	80.42	81.46	-1%	79.53	82.58	-4%
	Ounces Produced	Oz	585,095	608,412	-4%	1,548,887	1,524,944	2%
Yumpag	Ore Milled	DMT	97,811	95,412	3%	276,643	221,156	25%
	Ore Grade	Oz/MT	24.84	28.93	-14%	25.56	29.12	-12%
	Recovery Rate	%	95.15	93.88	1%	95.35	93.46	2%
	Ounces Produced	Oz	2,312,100	2,591,227	-11%	6,742,691	6,017,839	12%
Julcani Pb - Ag	Ore Milled	DMT	16,433	11,661	41%	43,709	55,455	-21%
	Ore Grade	Oz/MT	14.64	13.82	6%	14.83	16.12	-8%
	Recovery Rate	%	95.91	96.89	-1%	96.52	97.04	-1%
	Ounces Produced*	Oz	230,802	156,116	48%	625,703	867,703	-28%
Julcani Cu - Au	Ore Milled	DMT	22,558	13,787	64%	59,205	25,440	133%
	Ore Grade	Oz/MT	6.20	7.97	-22%	6.61	9.05	-27%
	Recovery Rate	%	96.79	95.93	1%	97.01	96.64	0%
	Ounces Produced	Oz	135,318	105,376	28%	379,859	222,529	71%
Marcapunta	Ore Milled	DMT	976,139	1,223,279	-20%	3,023,547	2,963,932	2%
	Ore Grade	Oz/MT	0.80	0.82	-2%	0.75	0.81	-7%
	Recovery Rate	%	57.53	51.76	11%	56.37	51.59	9%
	Ounces Produced	Oz	448,308	516,480	-13%	1,276,526	1,231,418	4%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	-	-	N.A.	-	209,668	N.A.
	Ore Grade	Oz/MT	-	-	N.A.	-	3.47	N.A.
	Recovery Rate	%	-	-	N.A.	-	52.19	N.A.
	Ounces Produced	Oz	-	-	N.A.	-	379,333	N.A.
Tajo Norte Pb - Zn	Ore Milled	DMT	123,353	-	N.A.	123,353	84,369	46%
	Ore Grade	Oz/MT	3.50	-	N.A.	3.50	3.15	11%
	Recovery Rate	%	38.66	-	N.A.	38.66	34.30	13%
	Ounces Produced	Oz	166,696	-	N.A.	166,696	91,190	83%
La Zanja	Ounces Produced	Oz	15,694	8,901	76%	31,575	14,904	112%
Coimolache	Ounces Produced	Oz	68,362	38,705	77%	236,850	178,341	33%

Lead Production
Mining Unit	Operating Results	Unit	3Q25	3Q24	△%	9M25	9M24	△ %
Underground
Tambomayo	Ore Milled	DMT	118,484	146,457	-19%	274,715	427,016	-36%
	Ore Grade	%	0.63	0.75	-16%	0.81	0.83	-2%
	Recovery Rate	%	83.36	88.91	-6%	84.72	86.94	-3%
	MT Produced	MT	626	979	-36%	1,895	3,093	-39%
Uchucchacua	Ore Milled	DMT	159,153	138,469	15%	461,238	351,929	31%
	Ore Grade	%	2.80	3.05	-8%	2.57	3.37	-24%
	Recovery Rate	%	91.11	91.57	0%	90.61	91.21	-1%
	MT Produced	MT	4,055	3,865	5%	10,752	10,812	-1%
Julcani Pb - Ag	Ore Milled	DMT	16,433	11,661	41%	43,709	55,455	-21%
	Ore Grade	%	1.25	0.98	27%	1.15	1.17	-2%
	Recovery Rate	%	94.15	94.89	-1%	94.38	95.09	-1%
	Ounces Produced*	MT	193	108	78%	474	619	-23%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	123,353	-	N.A.	123,353	-	N.A.
	Ore Grade	%	1.01	-	N.A.	1.01	-	N.A.
	Recovery Rate	%	9.17	-	N.A.	9.17	-	N.A.
	MT Produced	MT	114	-	N.A.	114	-	N.A.

Zinc Production
Mining Unit	Operating Results	Unit	3Q25	3Q24	△%	9M25	9M24	△ %
Underground
Tambomayo	Ore Milled	DMT	118,484	146,457	-19%	274,715	427,016	-36%
	Ore Grade	%	0.84	1.13	-25%	1.08	1.23	-12%
	Recovery Rate	%	59.59	73.87	-19%	67.64	77.11	-12%
	MT Produced	MT	594	1,222	-51%	2,000	4,034	-50%
Uchucchacua	Ore Milled	DMT	159,153	138,469	15%	461,238	351,929	31%
	Ore Grade	%	4.68	5.06	-8%	4.63	5.41	-14%
	Recovery Rate	%	85.85	87.74	-2%	86.79	86.74	0%
	MT Produced	MT	6,395	6,153	4%	18,539	16,521	12%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	123,353	-	N.A.	123,353	84,369	46%
	Ore Grade	%	0.24	-	N.A.	0.24	4.95	-95%
	Recovery Rate	%	25.79	-	N.A.	25.79	47.52	-46%
	MT Produced	MT	76	-	N.A.	76	1,985	-96%

Copper Production
Mining Unit	Operating Results	Unit	3Q25	3Q24	△%	9M25	9M24	△ %
Underground
Marcapunta	Ore Milled	DMT	976,139	1,223,279	-20%	3,023,547	2,963,932	2%
	Ore Grade	%	1.46	1.57	-7%	1.43	1.55	-8%
	Recovery Rate	%	88.31	87.13	1%	87.57	85.83	2%
	MT Produced	MT	12,621	16,769	-25%	37,763	39,328	-4%
Julcani Pb - Ag	MT Produced	MT	30	21	47%	76	114	-34%
Julcani Cu - Au	MT Produced	MT	96	90	6%	272	174	56%
Tambomayo	MT Produced	MT	23	32	-29%	52	94	-45%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	-	-	N.A.	-	209,668	N.A.
	Ore Grade	%	-	-	N.A.	-	2.52	N.A.
	Recovery Rate	%	-	-	N.A.	-	56.79	N.A.
	MT Produced	MT	-	-	N.A.	-	3,006	N.A.

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	3Q25	3Q24	9M25	9M24
Net Income	178,999	244,426	424,158	385,853
Add / Substract:	23,101	100,991	34,325	161,263
Depreciation and Amortization in cost of sales	31,569	43,815	86,986	119,717
Provision (credit) for income tax, net	41,627	98,141	101,793	127,227
Interest expense	20,520	13,100	59,922	42,508
Loss (gain) on currency exchange difference	-11,605	-18,369	-45,541	572
Provision of bonuses and compensations	5,883	4,856	16,801	14,309
Loss (gain) from discontinued operations	224	1,459	3,689	1,521
Workers' participation provision	6,542	5,850	13,188	9,021
Depreciation and amortization in administration expenses	411	589	1,236	1,343
Depreciation and Amortization in other, net	15	15	39	40
Provision (reversal) for contingencies	1,075	1,245	752	1,878
Share in associated companies by the equity method, net	-71,115	-48,664	-187,060	-150,189
Write-off of fixed assets	0	1,165	3,116	3,172
Impairment (reversal) of inventories	1,236	-401	-747	-4,292
Interest income	-4,338	-3,654	-20,906	-7,627
Changes in provision of exploration activities	1,057	1,990	2,111	2,209
Change in enviromental liabilities provision	0	-146	-1,054	-146
EBITDA Buenaventura Direct Operations	202,100	136,517	458,483	338,216
EBITDA Cerro Verde (19.58%)	131,453	105,458	347,961	315,409
EBITDA Coimolache (40.095%)	11,918	86	30,813	11,084
EBITDA Buenaventura + All Associates	345,471	242,061	837,257	664,710

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:

EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (2) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities.

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance. Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2022 and 2021 and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and twelve months ended December 31, 2021 and 2022 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 6 months ended September 30
	2025	2024	2025	2024
	(in thousands of US$)
Consolidated Cost of sales and services excluding depreciation and amortization	187,354	154,399	531,584	402,017
Add:
Consolidated Exploration in units in operation	12,518	13,703	36,231	35,808
Consolidated Commercial deductions	30,409	49,738	86,296	131,352
Consolidated Selling expenses	8,436	7,003	20,284	18,670
Consolidated Cost applicable to sales	238,717	224,843	674,395	587,847

Note: For this calculation, the account Consolidated Cost of Sales and Services Excluding Depreciation and Amortization includes the line items Consolidated Cost of Sales Excluding Depreciation and Amortization, which comprises the costs of both the mining units and Buenaventura Trading, and Consolidated Cost of Services Excluding Depreciation and Amortization.

Set forth below is a reconciliation of Cost of sales and services, excluding depreciation and amortization (by mine and mineral) to consolidated Cost of sales and services:

	For the 3 months ended September 30		For the 6 months ended September 30
	2025	2024	2025	2024
Cost of sales by mine and mineral	(in thousands of US$)
Julcani, Gold	3,577	2,492	9,890	3,949
Julcani, Silver	6,687	5,998	17,820	19,543
Julcani, Lead	160	154	426	792
Julcani, Copper	72	113	182	449
Orcopampa, Gold	18,626	20,039	57,638	56,444
Orcopampa, Silver	65	133	268	273
Orcopampa, Copper	0	0	0	0
Uchucchacua/Yumpag, Gold	0	0	0	0
Uchucchacua/Yumpag, Silver	30,884	28,341	89,389	62,087
Uchucchacua/Yumpag, Lead	1,994	2,499	6,105	6,264
Uchucchacua/Yumpag, Zinc	4,171	4,887	13,139	11,282
Tambomayo, Gold	11,162	9,296	24,354	29,083
Tambomayo, Silver	9,886	6,263	19,272	15,513
Tambomayo, Zinc	633	917	2,935	4,074
Tambomayo, Lead	810	1,374	2,062	3,030
Tambomayo, Copper	655	149	2,088	492
La Zanja, Gold	7,582	3,785	27,498	10,519
La Zanja, Silver	390	157	1,498	470
El Brocal, Gold	3,825	3,827	12,106	9,943
El Brocal, Silver	8,892	4,968	19,314	15,105
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	1,508
El Brocal, Copper	48,328	57,656	150,221	146,274
Buenaventura Trading, Silver	846	0	2,209	0
Buenaventura Trading, Copper	22,900	0	64,790	0
Non Mining Units	5,210	1,350	8,380	4,923
Consolidated Cost of sales, excluding depreciation and amortization	187,354	154,399	531,584	402,017

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 6 months ended September 30
	2025	2024	2025	2024
Exploration expenses in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	725	920	2,318	1,419
Julcani, Silver	1,356	2,213	4,177	7,025
Julcani, Lead	32	57	100	285
Julcani, Copper	15	42	43	161
Orcopampa, Gold	2,032	2,015	4,705	5,911
Orcopampa, Silver	7	13	22	29
Orcopampa, Copper	0	0	0	0
Uchucchacua/Yumpag, Gold	0	0	0	0
Uchucchacua/Yumpag, Silver	4,119	3,695	10,697	8,520
Uchucchacua/Yumpag, Lead	266	326	731	860
Uchucchacua/Yumpag, Zinc	556	637	1,572	1,548
Tambomayo, Gold	725	604	1,879	1,807
Tambomayo, Silver	642	407	1,487	964
Tambomayo, Lead	41	60	159	188
Tambomayo, Zinc	53	89	226	253
Tambomayo, Copper	43	10	161	31
La Zanja, Gold	0	60	0	108
La Zanja, Silver	0	3	0	5
El Brocal, Gold	119	147	530	385
El Brocal, Silver	278	191	846	585
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	58
El Brocal, Copper	1,509	2,214	6,579	5,666
Buenaventura Trading, Silver	0	0	0	0
Buenaventura Trading, Copper	0	0	0	0
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	12,518	13,703	36,231	35,808

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral) to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 6 months ended September 30
	2025	2024	2025	2024
Commercial Deductions in units in operation by mine and mineral	(in thousands of US$)
Julcani, Gold	38	137	117	313
Julcani, Silver	385	376	770	1,446
Julcani, Lead	13	11	23	56
Julcani, Copper	6	7	10	40
Orcopampa, Gold	-16	183	19	484
Orcopampa, Silver	0	2	0	3
Orcopampa, Copper	0	0	0	0
Uchucchacua/Yumpag, Gold	1	0	1	0
Uchucchacua/Yumpag, Silver	4,122	5,824	8,417	15,747
Uchucchacua/Yumpag, Lead	103	877	414	2,439
Uchucchacua/Yumpag, Zinc	833	3,720	1,408	9,232
Tambomayo, Gold	510	625	1,233	2,407
Tambomayo, Silver	635	576	1,191	1,715
Tambomayo, Lead	30	74	107	275
Tambomayo, Zinc	286	600	969	1,884
Tambomayo, Copper	28	7	95	23
La Zanja, Gold	12	15	85	45
La Zanja, Silver	1	0	4	3
El Brocal, Gold	1,564	2,121	4,846	5,603
El Brocal, Silver	2,403	2,715	6,522	8,124
El Brocal, Lead	0	-13	1	-49
El Brocal, Zinc	0	126	-13	1,144
El Brocal, Copper	20,082	31,754	61,434	80,418
Buenaventura Trading, Silver	-22	0	-45	0
Buenaventura Trading, Copper	-603	0	-1,312	0
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	30,409	49,738	86,296	131,352

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated Selling expenses:

	For the 3 months ended September 30		For the 6 months ended September 30
	2025	2024	2025	2024
Selling expenses by mine and mineral	(in thousands of US$)
Julcani, Gold	157	81	382	101
Julcani, Silver	294	194	688	499
Julcani, Lead	7	5	16	20
Julcani, Copper	3	4	7	11
Orcopampa, Gold	132	157	455	432
Orcopampa, Silver	0	1	2	2
Orcopampa, Copper	0	0	0	0
Uchucchacua/Yumpag, Gold	0	0	0	0
Uchucchacua/Yumpag, Silver	3,642	1,647	7,801	3,913
Uchucchacua/Yumpag, Lead	235	145	533	395
Uchucchacua/Yumpag, Zinc	492	284	1,147	711
Tambomayo, Gold	208	399	327	1,308
Tambomayo, Silver	185	269	259	698
Tambomayo, Lead	12	39	28	136
Tambomayo, Zinc	15	59	39	183
Tambomayo, Copper	12	6	28	22
La Zanja, Gold	77	205	213	415
La Zanja, Silver	4	9	12	19
El Brocal, Gold	145	176	472	512
El Brocal, Silver	338	228	753	778
El Brocal, Lead	0	0	0	0
El Brocal, Zinc	0	0	0	78
El Brocal, Copper	1,838	2,648	5,854	7,532
Buenaventura Trading, Silver	0	0	0	0
Buenaventura Trading, Copper	0	0	0	0
Non Mining Units	637	448	1,268	905
Consolidated Selling expenses	8,436	7,003	20,284	18,670

	JULCANI
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,577	6,687	160	-	72	10,495	2,492	5,998	154	-	113	8,757
Add:
Exploration Expenses (US$000)	725	1,356	32	-	15	2,128	920	2,213	57	-	42	3,232
Commercial Deductions (US$000)	38	385	13	-	6	441	137	376	11	-	7	531
Selling Expenses (US$000)	157	294.36	7.05	-	3	462	81	194	5	-	4	284
Cost Applicable to Sales (US$000)	4,497	8,722	212	-	95	13,526	3,630	8,781	227	-	166	12,804
Divide:
Volume Sold	2,232	354,445	178	-	16	Not Applicable	1,293	248,442	96	-	20	Not Applicable
CAS	2,014	24.61	1,196	-	5,981	Not Applicable	2,808	35.34	2,363	-	8,443	Not Applicable

	JULCANI
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	9,890	17,820	426	-	182	28,318	3,949	19,543	792	-	449	24,732
Add:
Exploration Expenses (US$000)	2,318	4,177	100	-	43	6,637	1,419	7,025	285	-	161	8,890
Commercial Deductions (US$000)	117	770	23	-	10	920	313	1,446	56	-	40	1,854
Selling Expenses (US$000)	382	688	16	-	7	1,094	101	499	20	-	11	632
Cost Applicable to Sales (US$000)	12,706	23,455	565	-	242	36,969	5,781	28,514	1,152	-	661	36,109
Divide:
Volume Sold	5,788	957,142	425	-	37	Not Applicable	2,527	1,052,051	562	-	79	No Aplicable
CAS	2,195	24.51	1,331	-	6,567	No Applicable	2,288	27.10	2,051	-	8,320	No Applicable

	ORCOPAMPA
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18,626	65	-	-	-	18,691	20,039	133	-	-	-	20,172
Add:					-
Exploration Expenses (US$000)	2,032	7	-	-	-	2,039	2,015	13	-	-	-	2,028
Commercial Deductions (US$000)	-16	-0	-	-	-	-16	183	2	-	-	-	185
Selling Expenses (US$000)	132	0	-	-	-	132	157	1	-	-	-	158
Cost Applicable to Sales (US$000)	20,774	72	-	-	-	20,846	22,393	150	-	-	-	22,543
Divide:
Volume Sold	13,776	4,203	-	-	-	Not Applicable	18,027	10,031	-	-	-	Not Applicable
CAS	1,508	17.09	-	-	-	Not Applicable	1,242	14.93	-	-	-	Not Applicable

	ORCOPAMPA
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	57,638	268	-	-	-	57,906	56,444	273	-	-	-	56,717
Add:
Exploration Expenses (US$000)	4,705	22	-	-	-	4,727	5,911	29	-	-	-	5,940
Commercial Deductions (US$000)	19	-0	-	-	-	19	484	3	-	-	-	487
Selling Expenses (US$000)	455	2	-	-	-	457	432	2	-	-	-	434
Cost Applicable to Sales (US$000)	62,817	292	-	-	-	63,109	63,271	307	-	-	-	63,578
Divide:
Volume Sold	40,680	17,611	-	-	-	Not Applicable	54,223	22,174	-	-	-	Not Applicable
CAS	1,544	16.56	-	-	-	No Applicable	1,167	13.84	-	-	-	No Applicable

	UCHUCCHACUA/YUMPAG
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	30,884	1,994	4,171	-	37,049	-	28,341	2,499	4,887	-	35,726
Add:
Exploration Expenses (US$000)	-	4,119	266	556	-	4,941	-	3,695	326	637	-	4,658
Commercial Deductions (US$000)	1	4,122	103	833	-	5,059	-	5,824	877	3,720	-	10,421
Selling Expenses (US$000)	-	3,642	235	492	-	4,369	-	1,647	145	284	-	2,076
Cost Applicable to Sales (US$000)	-	42,767	2,598	6,052	-	51,418	-	39,507	3,847	9,528	-	52,882
Divide:	-						-
Volume Sold		2,860,471	3,940	5,563	-	Not Applicable	-	2,784,161	3,510	5,026	-	Not Applicable
CAS	-	14.95	659	1,088	-	No Applicable	-	14.19	1,096	1,896	-	No Applicable

	UCHUCCHACUA/YUMPAG
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	89,389	6,105	13,139	-	108,633	-	62,087	6,264	11,282	-	79,633
Add:
Exploration Expenses (US$000)	-	10,697	731	1,572	-	13,000	-	8,520	860	1,548	-	10,928
Commercial Deductions (US$000)	1	8,417	414	1,408	-	10,240	-	15,747	2,439	9,232	-	27,419
Selling Expenses (US$000)	-	7,801	533	1,147	-	9,480	-	3,913	395	711	-	5,019
Cost Applicable to Sales (US$000)	1	116,304	7,782	17,265	-	141,353	-	90,268	9,958	22,773	-	122,999
Divide:
Volume Sold	-	8,162,160	10,427	15,754	-	Not Applicable	-	7,131,489	9,807	13,593	-	Not Applicable
CAS	-	14.25	746	1,096	-	No Applicable	-	12.66	1,015	1,675	-	No Applicable

	TAMBOMAYO
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,162	9,886	633	810	655	23,146	9,296	6,263	917	1,374	149	17,999
Add:
Exploration Expenses (US$000)	725	642	41	53	43	1,504	604	407	60	89	10	1,169
Commercial Deductions (US$000)	510	635	30	286	28	1,488	625	576	74	600	7	1,882
Selling Expenses (US$000)	208	185	12	15	12	432	399	269	39	59	6	772
Cost Applicable to Sales (US$000)	12,605	11,348	716	1,163	738	26,570	10,924	7,514	1,090	2,122	172	21,822
Divide:
Volume Sold	4,564	347,563	469	409	104	Not Applicable	7,438	402,631	849	969	32	Not Applicable
CAS	2,762	32.65	1,528	2,841	7,101	No Applicable	1,469	18.66	1,283	2,190	5,463	No Applicable

	TAMBOMAYO
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	24,354	19,272	2,062	2,935	2,088	50,711	29,083	15,513	3,030	4,074	492	52,191
Add:
Exploration Expenses (US$000)	1,879	1,487	159	226	161	3,912	1,807	964	188	253	31	3,242
Commercial Deductions (US$000)	1,233	1,191	107	969	95	3,595	2,407	1,715	275	1,884	23	6,303
Selling Expenses (US$000)	327	259	28	39	28	681	1,308	698	136	183	22	2,347
Cost Applicable to Sales (US$000)	27,792	22,209	2,356	4,171	2,372	58,899	34,604	18,888	3,629	6,394	567	64,083
Divide:
Volume Sold	9,849	663,409	1,489	1,513	283	Not Applicable	24,199	1,035,689	2,692	3,231	95	Not Applicable
CAS	2,822	33.48	1,582	2,757	8,385	No Applicable	1,430	18.24	1,348	1,979	5,976	Not Applicable

	LA ZANJA
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	7,582	390	-	-	-	7,972	3,785	157	-	-	-	3,942
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	60	3	-	-	-	63
Commercial Deductions (US$000)	12	1	-	-	-	13	15	0	-	-	-	15
Selling Expenses (US$000)	77	4	-	-	-	81	205	9	-	-	-	214
Cost Applicable to Sales (US$000)	7,671	395	-	-	-	8,066	4,066	169	-	-	-	4,235
Divide:
Volume Sold	4,910	21,775	-	-	-	Not Applicable	4,676	16,450	-	-	-	Not Applicable
CAS	1,562	18.13	-	-	-	Not Applicable	870	10.25	-	-	-	Not Applicable

	LA ZANJA
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27,498	1,498	-	-	-	28,996	10,519	470	-	-	-	10,989
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	108	5	-	-	-	113
Commercial Deductions (US$000)	85	4	-	-	-	89	45	3	-	-	-	48
Selling Expenses (US$000)	213	12	-	-	-	225	415	19	-	-	-	434
Cost Applicable to Sales (US$000)	27,796	1,514	-	-	-	29,310	11,088	496	-	-	-	11,584
Divide:
Volume Sold	13,877	68,177	-	-	-	Not Applicable	8,525	32,140	-	-	-	Not Applicable
CAS	2,003	22.20	-	-	-	No Applicable	1,301	15.44	-	-	-	Not Applicable

	BROCAL
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	3,825	8,892	-	-	48,328	61,045	3,827	4,968	-	-	57,656	66,451
Add:
Exploration Expenses (US$000)	119	278	-	-	1,509	1,906	147	191	-	-	2,214	2,552
Commercial Deductions (US$000)	1,564	2,403	-	-	20,082	24,049	2,121	2,715	-13	126	31,754	36,703
Selling Expenses (US$000)	145	338	-	-	1,838	2,322	176	228	-	-	2,648	3,052
Cost Applicable to Sales (US$000)	5,654	11,911	-	-	71,757	89,322	6,271	8,102	-13	126	94,273	108,759
Divide:
Volume Sold	2,555	513,067	-	-	11,813	Not Applicable	3,912	413,407	-	-	15,571	Not Applicable
CAS	2,213	23.22	-	-	6,074	Not Applicable	1,603	19.60	-	-	6,054	Not Applicable

	BROCAL
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	12,106	19,314	-	-	150,221	181,641	9,943	15,105	-	1,508	146,274	172,830
Add:
Exploration Expenses (US$000)	530	846	-	-	6,579	7,955	385	585	-	58	5,666	6,695
Commercial Deductions (US$000)	4,846	6,522	1	-13	61,434	72,790	5,603	8,124	-49	1,144	80,418	95,240
Selling Expenses (US$000)	472	753	-	-	5,854	7,078	512	778	-	78	7,532	8,899
Cost Applicable to Sales (US$000)	17,954	27,434	1	-13	224,088	269,464	16,443	24,592	-49	2,788	239,890	283,664
Divide:
Volume Sold	8,468	1,182,210	-	-	35,577	Not Applicable	10,676	1,403,306	72	1,592	39,709	Not Applicable
CAS	2,120	23.21	-	-	6,299	No Applicable	1,540	17.52	-	1,751	6,041	Not Applicable

	Buenaventura Trading
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	846	-	-	22,900	23,746	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	-	-22	-	-	-603	-625	-	-	-	-	-	-
Selling Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	-	825	-	-	22,296	23,121	-	-	-	-	-	-
Divide:
Volume Sold	-	20,108	-	-	2,289	Not Applicable	-	-	-	-	-	Not Applicable
CAS	-	41.01	-	-	9,739	Not Applicable	-	-	-	-	-	Not Applicable

	Buenaventura Trading
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	2,209	-	-	64,790	66,999	-	-	-	-	-	-
Add:
Exploration Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Commercial Deductions (US$000)	-	-45	-	-	-1,312	-1,357	-	-	-	-	-	-
Selling Expenses (US$000)	-	-	-	-	-	-	-	-	-	-	-	-
Cost Applicable to Sales (US$000)	-	2,164	-	-	63,478	65,642	-	-	-	-	-	-
Divide:
Volume Sold	-	59,559	-	-	6,584	Not Applicable	-	-	-	-	-	Not Applicable
CAS	-	36.34	-	-	9,641	No Applicable	-	-	-	-	-	Not Applicable

	NON MINING COMPANIES
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,165	-	-	-	-	-	1,632
Cost of Services (without D&A) (US$000)	-	-	-	-	-	1,045	-	-	-	-	-	-282
Add:
Selling Expenses (US$000)	-	-	-	-	-	637	-	-	-	-	-	448
Total (US$000)	-	-	-	-	-	5,847	-	-	-	-	-	1,798

	NON MINING COMPANIES
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	4,888	-	-	-	-	-	2,631
Cost of Services (without D&A) (US$000)	-	-	-	-	-	3,492	-	-	-	-	-	2,292
Add:
Selling Expenses (US$000)	-	-	-	-	-	1,268	-	-	-	-	-	905
Total (US$000)	-	-	-	-	-	9,648	-	-	-	-	-	5,828

	BUENAVENTURA CONSOLIDATED
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	44,772	56,803	2,788	4,981	49,055	186,309	39,440	45,860	3,570	6,261	57,918	154,681
Cost of Services (without D&A) (US$000)						1,045						-282
Add:
Exploration Expenses (US$000)	3,602	6,402	340	609	1,566	12,518	3,746	6,522	442	726	2,266	13,702
Commercial Deductions (US$000)	2,108	7,545	146	1,118	20,116	30,409	3,081	9,493	949	4,446	31,769	49,738
Selling Expenses (US$000)	720	4,463	254	507	1,854	7,798	1,018	2,348	190	343	2,658	6,556
Cost Applicable to Sales (US$000)	51,200	75,214	3,527	7,215	72,590	238,716	47,284	64,222	5,151	11,776	94,611	224,843
Divide:
Volume Sold	28,038	4,101,524	4,586	5,973	11,933	Not Applicable	35,345	3,875,123	4,455	5,995	15,622	Not Applicable
CAS	1,826	18.34	769	1,208	6,083	Not Applicable	1,338	16.57	1,156	1,964	6,056	Not Applicable

	BUENAVENTURA CONSOLIDATED
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	131,486	147,561	8,593	16,074	152,491	528,092	109,937	112,992	10,086	16,863	147,215	399,723
Cost of Services (without D&A) (US$000)						3,492						2,292
Add:
Exploration Expenses (US$000)	9,432	17,228	989	1,799	6,783	36,231	9,631	17,127	1,332	1,860	5,858	35,808
Commercial Deductions (US$000)	6,301	16,904	545	2,364	61,539	86,296	8,852	27,039	2,721	12,260	80,480	131,352
Selling Expenses (US$000)	1,849	9,514	577	1,186	5,889	19,015	2,768	5,909	551	972	7,565	17,765
Cost Applicable to Sales (US$000)	149,067	191,207	10,704	21,423	226,702	664,746	131,187	163,066	14,691	31,955	241,118	582,017
Divide:
Volume Sold	78,661	11,050,709	12,341	17,266	35,896	Not Applicable	100,151	10,676,849	13,134	18,417	39,883	Not Applicable
CAS	1,895	17.30	867	1,241	6,315	Not Applicable	1,310	15.27	1,119	1,735	6,046	Not Applicable

Note: The calculation of Buenaventura’s Consolidated CAS per metal excludes the effects of Buenaventura Trading and Non-Mining Companies to avoid distorting the analysis. The objective is for this indicator to accurately reflect the CAS of the mining units.

	COIMOLACHE
	3Q 2025						3Q 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	17,863	940	-	-	-	18,803	13,476	740	-	-	-	14,216
Add:
Exploration Expenses (US$000)	912	48	-	-	-	960	4,444	244	-	-	-	4,688
Commercial Deductions (US$000)	73	3	-	-	-	76	49	3	-	-	-	51
Selling Expenses (US$000)	230	12	-	-	-	242	132	7	-	-	-	139
Cost Applicable to Sales (US$000)	19,078	1,003	-	-	-	20,081	18,101	994	-	-	-	19,094
Divide:
Volume Sold	13,433	61,683	-	-	-	Not Applicable	8,450	38,748	-	-	-	Not Applicable
CAS	1,420	16.26	-	-	-	Not Applicable	2,142	25.65	-	-	-	Not Applicable

	COIMOLACHE
	9M 2025						9M 2024
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	50,423	3,185	-	-	-	53,608	51,631	2,813	-	-	-	54,444
Add:
Exploration Expenses (US$000)	2,722	172	-	-	-	2,894	5,756	314	-	-	-	6,070
Commercial Deductions (US$000)	241	15	-	-	-	256	339	16	-	-	-	355
Selling Expenses (US$000)	642	41	-	-	-	683	521	28	-	-	-	549
Cost Applicable to Sales (US$000)	54,029	3,412	-	-	-	57,441	58,247	3,171	-	-	-	61,418
Divide:
Volume Sold	38,302	223,473	-	-	-	Not Applicable	38,526	177,393	-	-	-	Not Applicable
CAS	1,411	15.27	-	-	-	No Applicable	1,512	17.88	-	-	-	Not Applicable

APPENDIX 5: All-in Sustaining Cost

All-in Sustaining Cost for 3Q25 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	3Q25		3Q25		3Q25		3Q25		3Q25
Au Ounces Sold Net		20,572		4,910		2,555		28,038		13,433

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	88,161	4,285	8,953	1,823	61,226	23,961	158,340	5,647	18,803	1,400
Exploration in Operating Units	10,616	516	1	0	1,906	746	12,523	447	961	72
Royalties	3,922	191	0	0	0	0	3,922	140	0	0
Comercial Deductions[3]	6,976	339	13	3	24,049	9,411	31,037	1,107	76	6
Selling Expenses	5,395	262	36	7	2,322	909	7,753	277	243	18
Administrative Expenses	13,071	635	433	88	2,373	929	15,877	566	947	70
Other, net	4,393	214	-93	-19	2,085	816	6,385	228	821	61
Sustaining Capex[4]	13,298	646	3,194	651	13,887	5,435	30,379	1,083	3,048	227

By-product Credit	-171,397	-8,331	-907	-185	-140,035	-54,803	-312,339	-11,140	-2,480	-185

All-in Sustaining Cost	-25,565	-1,243	11,630	2,368	-32,187	-12,597	-46,122	-1,645	22,419	1,669

All-in Sustaining Cost for 3Q25 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	3Q25		3Q25		3Q25		3Q25
Cu MT Sold Net		120		0		11,813		11,933

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	88,161	735,533	8,953	-	61,226	5,183	158,340	13,269
Exploration in Operating Units	10,616	88,570	1	-	1,906	161	12,523	1,049
Royalties	3,922	32,722	0	-	0	0	3,922	329
Comercial Deductions[3]	6,976	58,203	13	-	24,049	2,036	31,037	2,601
Selling Expenses	5,395	45,011	36	-	2,322	197	7,753	650
Administrative Expenses	13,071	109,052	433	-	2,373	201	15,877	1,330
Other, net	4,393	36,651	-93	-	2,085	176	6,385	535
Sustaining Capex[4]	13,298	110,945	3,194	-	13,887	1,176	30,379	2,546

By-product Credit	-244,090	-2,036,462	-18,527	-	-31,123	-2,635	-293,740	-24,615

All-in Sustaining Cost	-98,258	-819,774	-5,990	-	76,724	6,495	-27,524	-2,306

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 3Q24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	3Q24		3Q24		3Q24		3Q24		3Q24
Au Ounces Sold Net		26,758		4,676		3,912		35,345		8,450

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	86,371	3,228	7,850	1,679	67,606	17,283	161,827	4,578	14,216	1,682
Exploration in Operating Units	11,091	414	63	13	2,570	657	13,724	388	4,687	555
Royalties	4,702	176	0	0	0	0	4,702	133	0	0
Comercial Deductions[3]	13,019	487	15	3	36,703	9,383	49,738	1,407	51	6
Selling Expenses	3,290	123	29	6	3,052	780	6,371	180	139	16
Administrative Expenses	13,268	496	421	90	2,347	600	16,036	454	833	99
Other, net	746	28	1,364	292	759	194	2,869	81	24	3
Sustaining Capex[4]	6,819	255	0	0	4,297	1,099	11,116	315	2,263	268

By-product Credit	-129,471	-4,839	-510	-109	-159,248	-40,711	-289,229	-8,183	-1,179	-140

All-in Sustaining Cost	9,835	368	9,232	1,975	-41,913	-10,715	-22,846	-646	21,034	2,489

All-in Sustaining Cost for 3Q24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	3Q24		3Q24		3Q24		3Q24
Cu MT Sold Net		51		0		15,571		15,622

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	86,371	1,686,275	7,850	-	67,606	4,342	161,827	10,359
Exploration in Operating Units	11,091	216,537	63	-	2,570	165	13,724	878
Royalties	4,702	91,793	0	-	0	0	4,702	301
Comercial Deductions[3]	13,019	254,173	15	-	36,703	2,357	49,738	3,184
Selling Expenses	3,290	64,233	29	-	3,052	196	6,371	408
Administrative Expenses	13,268	259,039	421	-	2,347	151	16,036	1,026
Other, net	746	14,565	1,364	-	759	49	2,869	184
Sustaining Capex[4]	6,819	133,132	0	-	4,297	276	11,116	712

By-product Credit	-195,913	-3,824,923	-12,783	-	-22,680	-1,457	-231,375	-14,810

All-in Sustaining Cost	-56,607	-1,105,177	-3,040	-	94,655	6,079	35,008	2,241

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M25 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	9M25		9M25		9M25		9M25		9M25
Au Ounces Sold Net		56,317		13,877		8,468		78,661		38,302

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	252,823	4,489	25,089	1,808	182,194	21,517	460,106	5,849	53,608	1,400
Exploration in Operating Units	28,287	502	13	1	7,970	941	36,270	461	2,894	76
Royalties	10,998	195	0	0	0	0	10,998	140	0	0
Comercial Deductions[3]	14,779	262	89	6	72,790	8,596	87,658	1,114	256	7
Selling Expenses	11,712	208	91	7	7,078	836	18,881	240	683	18
Administrative Expenses	39,161	695	1,187	86	6,645	785	46,993	597	2,698	70
Other, net	4,892	87	-147	-11	4,931	582	9,676	123	307	8
Sustaining Capex[4]	27,302	485	4,887	352	26,461	3,125	58,650	746	4,576	119

By-product Credit	-425,701	-7,559	-2,479	-179	-385,840	-45,567	-814,020	-10,348	-7,907	-206

All-in Sustaining Cost	-35,748	-635	28,730	2,070	-77,770	-9,184	-84,789	-1,078	57,115	1,491

All-in Sustaining Cost for 9M25 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	9M25		9M25		9M25		9M25
Cu MT Sold Net		320		0		35,577		35,896

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	252,823	790,813	25,089	-	182,194	5,121	460,106	12,818
Exploration in Operating Units	28,287	88,480	13	-	7,970	224	36,270	1,010
Royalties	10,998	34,401	0	-	0	0	10,998	306
Comercial Deductions[3]	14,779	46,227	89	-	72,790	2,046	87,658	2,442
Selling Expenses	11,712	36,634	91	-	7,078	199	18,881	526
Administrative Expenses	39,161	122,493	1,187	-	6,645	187	46,993	1,309
Other, net	4,892	15,302	-147	-	4,931	139	9,676	270
Sustaining Capex[4]	27,302	85,398	4,887	-	26,461	744	58,650	1,634

By-product Credit	-608,105	-1,902,111	-47,987	-	-71,432	-2,008	-727,524	-20,267

All-in Sustaining Cost	-218,151	-682,363	-16,778	-	236,638	6,651	1,708	48

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

All-in Sustaining Cost for 9M24 - Gold

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]		Tantahuatay
	9M24		9M24		9M24		9M24		9M24
Au Ounces Sold Net		80,949		8,525		10,676		100,151		38,526

Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	231,834	2,864	15,677	1,839	178,813	16,748	426,324	4,257	54,444	1,413
Exploration in Operating Units	29,058	359	113	13	6,449	604	35,620	356	6,069	158
Royalties	11,453	141	0	0	0	0	11,453	114	0	0
Comercial Deductions[3]	36,063	445	48	6	95,240	8,921	131,352	1,312	355	9
Selling Expenses	8,432	104	58	7	8,899	834	17,389	174	549	14
Administrative Expenses	34,554	427	1,272	149	6,942	650	42,768	427	2,701	70
Other, net	6,918	85	1,757	206	813	76	9,488	95	96	2
Sustaining Capex[4]	15,232	188	33	4	9,054	848	24,319	243	4,470	116

By-product Credit	-335,543	-4,145	-935	-110	-403,375	-37,782	-739,853	-7,387	-4,695	-122

All-in Sustaining Cost	38,000	469	18,023	2,114	-97,164	-9,101	-41,140	-411	63,988	1,661

All-in Sustaining Cost for 9M24 - Copper

	Buenaventura[1]		La Zanja		El Brocal		Consolidated [2]
	9M24		9M24		9M24		9M24
Cu MT Sold Net		174		0		39,709		39,883

Income Statement & Cash Flow	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu	US$ 000'	US$/TM Cu

Cost of Sales	231,834	1,329,628	15,677	-	178,813	4,503	426,324	10,689
Exploration in Operating Units	29,058	166,655	113	-	6,449	162	35,620	893
Royalties	11,453	65,686	0	-	0	0	11,453	287
Comercial Deductions[3]	36,063	206,830	48	-	95,240	2,398	131,352	3,293
Selling Expenses	8,432	48,360	58	-	8,899	224	17,389	436
Administrative Expenses	34,554	198,176	1,272	-	6,942	175	42,768	1,072
Other, net	6,918	39,677	1,757	-	813	20	9,488	238
Sustaining Capex[4]	15,232	87,357	33	-	9,054	228	24,319	610

By-product Credit	-521,061	-2,988,423	-21,859	-	-65,717	-1,655	-608,637	-15,260

All-in Sustaining Cost	-147,518	-846,055	-2,901	-	240,494	6,056	90,075	2,258

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:

1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.

2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 100% from La Zanja and 100% from El Brocal.

3. For all metals produced.

4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of financial position

As of September 30, 2025 (unaudited) and December 31, 2024 (audited)

	2025	2024
	US$(000)	US$(000)
Assets
Current assets
Cash and cash equivalents	485,724	478,435
Trade and other receivables	352,965	256,602
Inventories	88,982	79,594
Current income tax	1,220	4,257
Prepaid expenses	13,180	19,474
	942,071	838,362
Non-current assets
Trade and other receivables	637,310	597,947
Investments in associates and joint venture	1,621,627	1,548,392
Property, plant, equipment and development cost	2,104,328	1,889,785
Prepaid expenses	20,598	21,262
Current income tax assets	1,782	1,643
Deferred income tax asset	61,936	91,677
Other non-financial assets	64,516	58,835
	4,512,097	4,209,541
Total assets	5,454,168	5,047,903

Liabilities and equity
Current liabilities
Trade and other payables	320,694	367,204
Financial obligations	8,717	9,169
Provisions	61,117	53,900
Income tax payable	21,697	49,465
Contingent consideration liability	3,334	-
	415,559	479,738
Non-current liabilities
Trade and other payables	18,588	13,116
Financial obligations	701,908	617,613
Provisions	340,786	306,400
Contingent consideration liability	27,725	28,271
Deferred income tax liabilities	47,757	43,064
	1,136,764	1,008,464
Total liabilities	1,552,323	1,488,202

Equity
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,544	163,539
Other reserves	31,897	31,897
Other reserves of equity	-96	-96
Retained earnings	2,549,931	2,225,611
Shareholders’ equity attributable to owners of the parent	3,715,014	3,390,689
Non-controlling interest	186,831	169,012
Total equity	3,901,845	3,559,701
Total liabilities and equity	5,454,168	5,047,903

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of profit or loss (unaudited)

For the three-month and nine-month periods ended September 30, 2025 and 2024

	For the three-month periods		For the nine-month periods
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	US$(000)	US$(000)	US$(000)	US$(000)
Continuing operations
Operating income
Sales of goods	428,414	329,017	1,099,759	850,235
Sales of services	2,624	2,089	8,485	4,777
Total operating income	431,038	331,106	1,108,244	855,012

Cost of sales
Cost of sales of goods, excluding depreciation and amortization	(186,310)	(153,640)	(528,092)	(399,725)
Unabsorbed cost due to production stoppage	(274)	(271)	(2,219)	(1,711)
Cost of sales of services, excluding depreciation and amortization	(1,044)	(759)	(3,492)	(2,292)
Depreciation and amortization	(31,569)	(43,815)	(86,986)	(119,717)
Exploration in operating units	(12,518)	(13,703)	(36,231)	(35,808)
Mining royalties	(3,922)	(5,866)	(12,721)	(15,017)
Total cost of sales	(235,637)	(218,054)	(669,741)	(574,270)
Gross profit (loss)	195,401	113,052	438,503	280,742

Operating income (expenses), net
Administrative expenses	(17,032)	(16,950)	(50,616)	(45,800)
Selling expenses	(8,436)	(7,003)	(20,284)	(18,670)
Exploration in non-operating areas	(6,805)	(6,297)	(17,372)	(16,847)
Reversal (provision) of contingencies	(1,075)	(1,245)	(752)	(1,878)
Other, net	(7,741)	204,751	(13,424)	202,187
Total operating income (expenses), net	(41,089)	173,256	(102,448)	118,992

Operating income	154,312	286,308	336,055	399,734

Share in the results of associates and joint venture	71,115	48,664	187,060	150,189
Foreign currency exchange difference	11,605	18,369	45,541	(572)
Finance income	4,338	3,654	20,906	7,627
Finance costs	(20,520)	(12,969)	(59,922)	(42,377)

Profit before income tax	220,850	344,026	529,640	514,601

Current income tax	(34,428)	(67,756)	(67,369)	(90,049)
Deferred income tax	(7,199)	(30,385)	(34,424)	(37,178)
	(41,627)	(98,141)	(101,793)	(127,227)
Profit from continuing operations	179,223	245,885	427,847	387,374
Discontinued operations
Loss from discontinued operations, net of taxes	(224)	(1,459)	(3,689)	(1,521)
Net profit	178,999	244,426	424,158	385,853

Profit attributable to:
Owners of the parent	167,149	236,927	398,540	369,075
Non-controlling interest	11,850	7,499	25,618	16,778
	178,999	244,426	424,158	385,853

Basic and diluted profit per share, stated in U.S. dollars
Attributable to owners of parent	0.66	0.93	1.57	1.45
Attributable to owners of the parent for continuing operations	0.71	0.97	1.68	1.53

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim condensed consolidated statements of cash flows (unaudited)

For the three-month and nine-month periods ended September 30, 2025 and 2024

	For the three-month periods		For the six-month periods
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	US$(000)	US$(000)	US$(000)	US$(000)
Cash flows from (used in) operating activities
Proceeds from sales of goods and services	383,156	318,002	1,007,963	834,635
Dividends received from associates	62,046	59,902	113,900	90,169
Recovery of taxes	8,203	9,141	52,237	32,101
Interest received	6,782	1,609	15,468	2,397
Dividends received from investments	-	-	1,050	1,150
Payments to suppliers and third parties, and others net	(169,608)	(117,972)	(545,331)	(451,120)
Payments to employees	(39,068)	(55,682)	(133,995)	(115,268)
Interest paid	(27,061)	(16,862)	(44,643)	(35,713)
Income tax and royalties paid to the Peruvian Government	(35,208)	(17,546)	(114,296)	(43,632)
Payment of royalties to third parties	(3,363)	232	(10,735)	(6,751)
Net cash flows generated from operating activities	185,879	180,824	341,618	307,968

Cash flows from (used in) investing activities
Collection from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.C.R.L.	-	210,000	-	210,000
Proceeds from sale of property, plant and equipment	1,148	116	1,712	374
Proceeds from the sale of shares	-	3,271	-	10,273
Payments for acquisition of property, plant and equipment and development costs	(136,815)	(95,448)	(322,629)	(236,769)
Payments for acquisition of other assets	-	(155)	(6,900)	(1,524)
Net cash flows used in investing activities	(135,667)	117,784	(327,817)	(17,646)

Cash flows from (used in) financing activities
Issuance of Senior Notes, net of issuance costs	-	-	634,344	-
Decrease (increase) of bank accounts in trust	(1,033)	(970)	(1,013)	(1,040)
Dividends paid to controlling interest	-	36	(74,220)	(18,441)
Payments of financial obligations	(150,296)	(7,759)	(555,063)	(23,276)
Lease payments	(1,696)	(1,782)	(2,631)	(3,575)
Dividends paid to non-controlling interest	-	(1,787)	(7,929)	(5,888)
Net cash flows from (used in) financing activities	(153,025)	(12,262)	(6,512)	(52,220)
Increase (decrease) in cash and cash equivalents during the period, net	(102,813)	286,346	7,289	238,102
Cash and cash equivalents at beginning of period	588,537	171,546	478,435	219,790
Cash and cash equivalents at the end of the period	485,724	457,892	485,724	457,892

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit	178,999	244,426	424,158	385,853

Plus (less):
Collection from the sale of shares of the subsidiary Chaupiloma Dos de Cajamarca S.C.R.L.	-	(210,000)	-	(210,000)
Share in the results of associates and joint venture	(71,115)	(48,664)	(187,060)	(150,189)
Deferred income tax	7,188	30,385	34,423	36,966
Current income tax	24,283	63,069	47,980	79,280
Exchange difference	(11,455)	(17,118)	(47,587)	1,526
Contingencies	557	933	3,723	3,046
Depreciation and amortization in cost of sales	31,569	43,815	86,986	119,717
Depreciation and amortization in others	275	497	1,100	1,275
Finance costs	4,581	182	13,829	7,485
Mining Royalties and Special Mining Tax	10,146	4,687	19,390	10,769
(Reversal) provision for impairment of value of inventory	6,861	(8,183)	4,878	(4,292)
Finance (income) costs for contingent consideration liability	977	2,593	2,788	4,610
Bonus provision - executives & employes	12,425	8,532	29,989	20,807
Fair value of accounts receivables and adjustments to prior period liquidations	(18,551)	1,071	(40,576)	(6,195)
Other minors	681	(2,063)	1,624	(2,159)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	(30,600)	38,626	(43,382)	88,630
Inventories	(2,546)	17,221	(2,131)	1,199
Prepaid expenses	6,715	6,771	6,958	13,267
Investments in associates	62,020	31	113,824	108

Increase (decrease) in operating liabilities -
Trade and other accounts payable	1,298	29,013	(35,190)	(54,043)
Provisions	(6,138)	(11,583)	(11,744)	(15,780)
Income tax payable	(22,291)	(13,417)	(82,362)	(23,912)

Net cash and cash equivalents used in operating activities	185,879	180,824	341,618	307,968

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

Date: October 30, 2025	By:	/s/ DANIEL DOMÍNGUEZ VERA
	Name:	Daniel Domínguez Vera
	Title:	Market Relations Officer